IDGlobal Corp
6-1925 Kirschner Rd.
Kelowna, BC V1Y 7N4
P:250-862-8933
F:250-862-8322
www.idglobalcorp.com

March 13, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	IDGlobal Corp.
Securities Act File No. 0001391143
Withdrawal of Registration Statement on Form 10

Ladies and Gentlemen:

Pursuant to Section 12(d) under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), IDGlobal Corp. (the "Company") hereby respectfully requests that the Company's General Form for Registration of Securities on Form 10-12G filed on March 5, 2008 be withdrawn, and that an order of the Commission granting such withdrawal be included in the Company's file for such Form for Registration. The Company will be refilling the Form 10-12G once certain amendments are made.

Any questions or comments on this request should be directed to David M. Rees at (801) 303-5736.

Very truly yours,

/s/Daryl Regier

Daryl Regier
President and Chief Executive Officer

cc: David M. Rees, Vincent & Rees, LC